Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Norbord Inc.

We consent to the inclusion in this annual report on Form 40-F:

•
our Report of Independent Registered Public Accounting Firm dated February 1, 2018 addressed to the shareholders and directors of Norbord Inc. (the “Company”), on the consolidated financial statements comprising the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated February 1, 2018 on the Company’s internal control over financial reporting as of December 31, 2017, each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2017.
We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-220258), on Form F-10 (No. 333-215266), on Form S-8 (No. 333-211895) and on Form S-8 (No. 333-213179) of our reports to the shareholders’ and directors of the Company dated February 1, 2018 referred to above.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

February 2, 2018
Toronto, Canada